SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, D. C. 20549


                                    FORM 11 - K


                                   ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934



          (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended December 31, 1995

                                         OR

               [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                                 [NO FEE REQUIRED]


                  For the transition period from.......to.......


                           Commission file number 1-1228




                    Employee Investment Plan of Stone & Webster,
                    Incorporated and Participating Subsidiaries
                              (Full title of the Plan)




                           Stone & Webster, Incorporated
                    250 West 34th Street, New York, N.Y.  10119
                                   (212) 290-7500
               (Name of issuer of the securities held pursuant to the
               Plan and the address of its principal executive office)

          Form 11-K for the year ended       Employee Investment Plan of
          December 31, 1995                  Stone & Webster, Incorporated
                                             and Participating Subsidiaries






                               REQUIRED INFORMATION

                 The Statements of Net Assets Available for Benefits,
          With Fund Information, of the Plan as of December 31, 1995 and
          1994, and the related Statement of Changes in Net Assets Available for Benefits, With Fund Information, and supplemental schedules for the year ended December 31, 1995, together with the Report and Consent of Independent Accountants, are attached and filed herewith.


                                     SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
                       INCORPORATED AND PARTICIPATING SUBSIDIARIES



                       By PETER F. DURNING
                          Peter F. Durning
                          Secretary of the Committee under the Plan


          Date:  June 27, 1996

          Form 11-K for the year ended       Employee Investment Plan of
          December 31, 1995                  Stone & Webster, Incorporated
                                             and Participating Subsidiaries

                             EMPLOYEE INVESTMENT PLAN
                          of STONE & WEBSTER,INCORPORATED
                           and PARTICIPATING SUBSIDIARIES

                           INDEX OF FINANCIAL STATEMENTS
                             and SUPPLEMENTAL SCHEDULES


                                                            Pages

          Report of Independent Accountants                          4-5

          Financial Statements:
            Statement of Net Assets Available for Benefits, With
                      Fund Information, as of December 31, 1995      6

            Statement of Net Assets Available for Benefits, With
                      Fund Information, as of December 31, 1994      7

            Statement of Changes in Net Assets Available for
                      Benefits, With Fund Information, for the year
                      ended December 31, 1995                        8

            Notes to Financial Statements                            9-17

          Supplemental Schedules:
            Schedule of Assets Held for
              Investment Purposes at
              December 31, 1995 (Form 5500, Item 27a)                18-25

            Schedule of Reportable Transactions
              for the year ended December 31, 1995
              (Form 5500, Item 27d)                                  26

            Schedule of Nonexempt Transactions
              for the year ended December 31, 1995
              (Form 5500, Item 27e)                                  27

          Exhibits:
             Exhibit 1
               Consent Of Independent Accountants                    28

                                    COOPERS & LYBRAND L.L.P.
                                    certified public accountants


                         REPORT OF INDEPENDENT ACCOUNTANTS

                                      ________

          To the Committee under the
            Employee Investment Plan of Stone & Webster,
            Incorporated and Participating Subsidiaries:

          We have audited the accompanying statements of net assets available for benefits of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries
          (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits as of December 31, 1995 and 1994 and the statement of changes in net assets available for benefits for the year ended December 31, 1995 is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/     COOPERS & LYBRAND L.L.P.

          New York, New York
          June 14, 1996


                                           EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                      AND PARTICIPATING SUBSIDIARIES

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                              December 31, 1995
                                                  (All dollar amounts are in thousands.)




                                                                                                          Non
                                                                                                       Participant-
                                                              Participant-Directed                       Directed
                                           ------------------------------------------------------------  --------
                                           Stone &               Short     Value     Assured             Stone &
                                           Webster    Equity     Term     Equity    Interest   Loans     Webster
                                           Stock Fund  Fund      Fund      Fund      Fund     Account    Stock Fund     Total
                                           ---------- --------  --------  --------  --------  ---------  ---------- ---------

Assets:
Investments at Fair Value (Note 2):
   Stone & Webster, Incorporated Common
     Stock (1,738,322 shares, cost $46,284) $22,801                                                      $39,561     $ 62,362
   Participation in The Chase Manhattan
     Bank, N.A. pooled trust funds for
     employee benefit plans:
     Medium Capitalization Equity Fund
       (cost $3,311).......................           $ 6,247                                                           6,247
     Small Capitalization Growth Fund
       (cost $1,997).......................             3,282                                                           3,282
     Short Intermediate Maturity Fund
       (cost $5,201).......................                     $ 5,058                                                 5,058
     Temporary Investment Fund
       (cost $10,640)......................     140     1,186     9,070                                      244       10,640
     Domestic Liquidity Fund
       (cost $13,625)......................                               $ 8,566   $ 5,059                            13,625
   Preferred Stock (cost $916).............                                   900                                         900
   Common Stock (cost $87,978).............            61,992              51,231                                     113,223
   Guaranteed Interest Contracts
     (cost $72,647) (Note 5)...............                                          72,647                            72,647
   U.S. Treasury Bills (cost $146).........                                   146                                         146
   Loans Receivable (Note 6)...............                                                     $5,691                  5,691
Cash.......................................                                    15         1                                16
Contributions Receivables:
   Employees...............................       5        14         3        16        15                                53
   Employer................................                                                                    7            7
Dividends Receivable.......................      95       107                   9                            166          377
Interest Receivable........................                          26                 394                               420
Inter-Fund Receivable (Payable)............    (198)    1,173       336      (321)     (920)       (70)                   ---
Due from Broker for Securities Sold........                                    55     2,598                             2,653
                                           ---------  --------  --------  --------  --------  ---------  --------  -----------
         Total Assets...................... $22,843   $74,001   $14,493   $60,617   $79,794     $5,621   $39,978     $297,347
                                           =========  ========  ========  ========  ========  =========  ========  ===========



Liabilities:
Due to Broker for Securities Purchased.....                               $   317                                    $    317
Forfeiture Credits.........................                                                              $   273          273
                                                                          --------                       --------  -----------
         Total Liabilities.................                                   317                            273          590
                                                                          --------                       --------  -----------


                                           ---------  --------  --------  --------  --------  ---------  --------  -----------
         Net Assets Available for Benefits  $22,843   $74,001   $14,493   $60,300   $79,794     $5,621   $39,705     $296,757
                                           =========  ========  ========  ========  ========  =========  ========  ===========


                                         See Accompanying Notes to Financial Statements




                                     EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                AND PARTICIPATING SUBSIDIARIES

                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                       December 31, 1994
                                              (All dollar amounts are in thousands.)




                                                                                                             Non
                                                                                                           Participant-
                                                                 Participant-Directed                      Directed
                                              -----------------------------------------------------------  --------
                                              Stone &              Short     Value     Assured             Stone &
                                              Webster    Equity    Term      Equity   Interest    Loans    Webster
                                              Stock Fund Fund      Fund       Fund      Fund     Account   Stock Fund     Total
                                              ---------- -------  --------  --------- ---------  --------  ---------- -----------

Assets:
Investments at Fair Value (Note 2):
   Stone & Webster, Incorporated Common
     Stock (1,885,634 shares, cost $49,075).  $22,927                                                      $39,770      $ 62,697
   Participation in The Chase Manhattan
     Bank, N.A. pooled trust funds for
     employee benefit plans:
     Medium Capitalization Equity Fund
       (cost $1,950).........................           $ 3,982                                                            3,982
     Small Capitalization Growth Fund
       (cost $678)...........................             1,584                                                            1,584
     Short Intermediate Maturity Fund
       (cost $4,866).........................                     $ 4,551                                                  4,551
     Temporary Investment Fund
       (cost $21,845)........................      88    11,407    10,197                                      153        21,845
     Domestic Liquidity Fund
       (cost $36,192)........................                                $29,668   $ 6,524                            36,192
   Common Stock (cost $55,019)...............            42,717               23,105                                      65,822
   Guaranteed Interest Contracts
     (cost $78,732) (Note 5).................                                           78,732                            78,732
   U.S. Treasury Bills (cost $1,082).........                                  1,097                                       1,097
   Loans Receivable (Note 6).................                                                     $6,425                   6,425
Cash.........................................                 6                    2         2                                10
Contributions Receivables:
   Employees.................................       6        18         3         20        15                                62
   Employer..................................                                                                   13            13
Dividends Receivable.........................     104        82                   10                           179           375
Interest Receivable..........................                          29                  400                               429
Inter-Fund Receivable (Payable)..............      (6)      (77)       16        (29)       96                               ---
Due from Broker for Securities Sold..........      23       666                                                 39           728
                                              --------  --------  --------  --------- ---------  --------  --------  ------------
         Total Assets.......................  $23,142   $60,385   $14,796    $53,873   $85,769    $6,425   $40,154      $284,544
                                              ========  ========  ========  ========= =========  ========  ========  ============



Liabilities:
Forfeiture Credits...........................                                                              $    55      $     55
                                                                                                           --------  ------------
         Total Liabilities...................                                                                   55            55
                                                                                                           --------  ------------


                                              ========  ========  ========  ========= =========  ========  ========  ============
         Net Assets Available for Benefits... $23,142   $60,385   $14,796    $53,873   $85,769    $6,425   $40,099      $284,489
                                              ========  ========  ========  ========= =========  ========  ========  ============


                                          See Accompanying Notes to Financial Statements


                                        EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                    AND PARTICIPATING SUBSIDIARIES

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                For the Year Ended December 31, 1995
                                               (All dollar amounts are in thousands.)


                                                                                                          Non
                                                                                                       Participant-
                                                              Participant-Directed                      Directed
                                           -----------------------------------------------------------  --------
                                           Stone &              Short     Value     Assured             Stone &
                                           Webster    Equity    Term      Equity   Interest    Loans    Webster
                                           Stock Fund Fund      Fund       Fund      Fund     Account   Stock Fund   Total
                                           ---------- -------  --------  --------- ---------  --------  ---------- ------------

Additions:
Contributions:
   Employee  (Notes 3 and 4)............   $ 1,507   $ 5,650   $ 1,180    $ 4,688   $ 3,700                           $ 16,725
   Employer  (Notes 3 and 4)............                                                                $ 1,853          1,853
                                           --------  --------  --------  --------- ---------            --------  -------------
   Total Contributions..................     1,507     5,650     1,180      4,688     3,700               1,853         18,578
                                           --------  --------  --------  --------- ---------            --------  -------------

Income from Investments:
   Net Appreciation in Fair
     Value of Investments...............     1,596    16,557       170      9,525                         2,770         30,618
   Dividends............................       355       963                  335                           704          2,357
   Interest.............................        14       284       895      1,003     4,969    $  479        23          7,667
                                           --------  --------  --------  --------- ---------  --------  --------  -------------
   Total Income From Investments........     1,965    17,804     1,065     10,863     4,969       479     3,497         40,642
                                           --------  --------  --------  --------- ---------  --------  --------  -------------
         Total Additions................     3,472    23,454     2,245     15,551     8,669       479     5,350         59,220
                                           --------  --------  --------  --------- ---------  --------  --------  -------------

Deductions:
Distributions to Participants...........     3,133    11,158     2,302      9,220    14,000       780     5,744         46,337
Administrative Expenses.................                 221        29        281        84                                615
                                           --------  --------  --------  --------- ---------  --------  --------  -------------
         Total Deductions...............     3,133    11,379     2,331      9,501    14,084       780     5,744         46,952
                                           --------  --------  --------  --------- ---------  --------  --------  -------------

Inter-Fund Transfers....................      (638)    1,541      (217)       377      (560)     (503)                     ---
Increase (Decrease) in Net Assets
   Available for Benefits...............      (299)   13,616      (303)     6,427    (5,975)     (804)     (394)        12,268

Net Assets Available for Benefits -
   December 31, 1994....................    23,142    60,385    14,796     53,873    85,769     6,425    40,099        284,489
                                           --------  --------  --------  --------- ---------  --------  --------  -------------

Net Assets Available for Benefits -
   December 31, 1995....................   $22,843   $74,001   $14,493    $60,300   $79,794    $5,621   $39,705       $296,757
                                           ========  ========  ========  ========= =========  ========  ========  =============


                                           See Accompanying Notes to Financial Statements

                                                            8

              EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                             AND PARTICIPATING SUBSIDIARIES

                            NOTES TO FINANCIAL STATEMENTS
        (All dollar amounts, except per share amounts, are in thousands.)


(1) Plan Description:

    The Employee Savings Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Original Plan") was created by action of the Board of Directors of Stone & Webster, Incorporated on September 17, 1969 and by the Board of Directors of certain subsidiaries of Stone & Webster, Incorporated (the "Participating Subsidiaries") on various dates subsequent thereto. Stone & Webster, Incorporated and the Participating Subsidiaries are collectively referred to herein as the "Participating Companies". The Original Plan became effective January 1, 1970. The Original Plan was approved by the stockholders of Stone & Webster, Incorporated (the "Company") at the annual meeting of stockholders of the Company held on May 14, 1970 and subsequent thereto has been amended from time to time.

    As of July 1, 1983, the Original Plan was amended and restated and the name was changed to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan"). In general, the Plan permits employees to make contributions on an after-tax basis and, by entering into salary reduction agreements with their employers, to have before-tax contributions made on their behalf. Under the Internal Revenue Code, before-tax contributions to qualified cash or deferred arrangements are not included in the employee's gross income for that year. The employee's liability for income tax on such contributions is deferred until such contributions are withdrawn from the Plan.

    The Plan is a voluntary defined contribution plan covering eligible employees of the Participating Companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Employees are always fully vested in their before-tax and after-tax investment accounts and in the Company matching contributions on the first 1% of their investments. The Company matching contributions, as described in note 3, on the next 4% of employee investments vest upon completion of five years of service, or earlier upon death, disability or attainment of age 65. Upon termination of employment for any reason, employees are entitled to receive the value of their vested accounts as of the valuation date coinciding with or next following their date of termination. Distributions may be deferred by a participant to a quarterly date which is not later than the end of the year in which the participant attains age
    70. Terminating employees may elect to receive a lump-sum distribution or to receive distribution in installments over a period not to exceed 10 years. Prior to termination of service, employees may make withdrawals from their after-tax investment accounts. Employees who have attained age 59 1/2 may make withdrawals from their before-tax investment accounts. A member who has not yet attained age 59 1/2 may make withdrawals from his before-tax investment accounts only for reasons of hardship. Withdrawals may be made as of any quarterly valuation date on 30 days notice. (See note 6 for loan provision).

    There were approximately 2,700 employee participants at December 31, 1995 and approximately 3,500 employee participants at December 31, 1994.

             EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                      AND PARTICIPATING SUBSIDIARIES

                           NOTES TO FINANCIAL STATEMENTS
         (All dollar amounts, except per share amounts, are in thousands.)


    The objectives of the Plan are (1) to enable employees to accumulate income and capital by means of their own regular savings augmented by contributions by the Participating Companies, (2) to encourage ownership by employees of the common stock of the Company, thereby strengthening their interest in its progress and (3) to attract and retain capable personnel. The Trustee under the Plan is The Chase Manhattan Bank, N.A., Chase MetroTech Center, Brooklyn, New York 11245 (the "Trustee"). The Plan is administered through the Trustee and by a committee consisting of directors of the Company, a majority of whom are outside directors (the "Committee").

(2) Summary of Significant Accounting Policies:

    Method of Accounting

    The financial statements of the Plan have been prepared on the accrual basis of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties

    The Plan provides for various investment options in stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

    Investments Valuation

    Investments, exclusive of temporary investments and guaranteed interest contracts, are stated at fair value and are valued at the closing market prices on the last business day of the year. Temporary investments are valued at cost, which approximates fair value as reported by the Trustee. The remaining investments in pooled trust funds of the Trustee are stated at fair value as reported by the Trustee. Guaranteed interest contracts, which are fully benefit responsive, are valued at principal plus reinvested interest, at the contract rates, which approximates fair value, which is in accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Participant notes receivable are valued at cost which approximates fair value.

               EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                           AND PARTICIPATING SUBSIDIARIES

                             NOTES TO FINANCIAL STATEMENTS
           (All dollar amounts, except per share amounts, are in thousands.)



    Expenses

    Expenses of the Plan, other than investment management fees which are being paid from the Plan assets, are borne by the Participating Companies.

    Security Transactions and Related Investment Income

    Purchases and sales of securities are reflected on a trade-date basis except for the related party transactions described in Note 7. Gain or loss on sales of securities is determined on an average-cost basis.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    Net Appreciation (Depreciation) in the Fair Value of Investments

    The Plan  presents in the  statement of changes in net assets  available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

    Withdrawals and Distributions

    Withdrawals and distributions are recorded when paid.

    Reclassifications

    Certain amounts within the Statement of Net Assets Available for Benefits, With Fund Information, as of December 31, 1994 have been reclassified to conform to the current year presentation.

(3) Contributions:

    An employee who elects to participate in the Plan may have contributed on his behalf an amount equal to up to 10% of his compensation received from a Participating Company for qualified employment, including payments made to him under any established plan providing for incentive compensation, but excluding special or extra compensation and bonuses, on a before-tax basis as a salary reduction investment contribution under Section 401(k) of the Internal Revenue Code or may contribute the same as an after-tax investment contribution under Section 401(a) of the Internal Revenue Code. In addition to these amounts, each employee may contribute an additional 5% of his compensation as an after-tax investment contribution. All employee contributions are made by way of payroll deductions. An employee may elect the amount of his member contributions as of the first day of any calendar quarter. An employee may change the amount of his before-tax and after-tax investment contributions as of the first day of any calendar quarter.
    Before-tax and after-tax investment contributions may be suspended as of the first day of any month and may be resumed as of the first day of any subsequent calendar

               EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                            AND PARTICIPATING SUBSIDIARIES

                             NOTES TO FINANCIAL STATEMENTS
           (All dollar amounts, except per share amounts, are in thousands.)



    quarter. Notice of all such elections, changes, suspensions and resumptions shall be given by the employee by filing an appropriate form at least 30 days prior to the first day such election, change, suspension or resumption shall become effective. An employee may not make up suspended contributions.

    The aggregate before-tax investment contributions and the aggregate of all other investment contributions in any year are subject to certain limitations necessary to comply with the Internal Revenue Code. In order to prevent such limitations from being exceeded, the Committee under the Plan may limit the percentage or amount of compensation which may be contributed by or on behalf of certain highly compensated employees as after-tax or before-tax investment contributions.

    Concurrently with the payment to the Trustee of the contribution made by or on behalf of the employee, a Participating Company will voluntarily pay to the Trustee for such employee's company accounts an amount equal to 25% of the first 5% of compensation contributed by or on behalf of the employee, such contribution being hereinafter referred to as the "matching" contribution. Other additional Participating Company contributions may, at the discretion of the Board of Directors of the Company, be paid on or about the end of any calendar year to the Trustee for the Company accounts of each then active member.

    Under the terms of the Plan, forfeitures are used to reduce subsequent Company contributions. Employer contributions reflect a reduction of $273 and $220 in 1995 and 1994, respectively, for forfeitures as described in
    Article IV of the Plan.

    Plan earnings and losses are allocated to participant accounts relative to the participant's account balance in each respective fund.

(4) Investment of Funds:

    At December 31, 1995, there were a total of 4,337 participant accounts, which includes accounts of Plan members who have terminated employment and deferred their distribution to a later date. Participants direct the Trustee to invest their after-tax investment contributions and before-tax investment contributions made on their behalf in any one or more of the following funds; the number of participant-directed accounts in each fund at December 31, 1995 is also shown:

         (a) in common stock of the Company or any securities convertible into such common stock (the "Stone & Webster Stock Fund") - 4,201 participant accounts:

         (b)  in  common  or  capital  stocks  of  other   corporations   or  in
              securities convertible into such stocks (the "Equity Fund") - 2,916 participant accounts;

         (c) in fixed-income investments of a short-term nature including, but not limited to, governmental and corporate obligations, trust and participation certificates, certificates of deposit and other evidence of indebtedness (the "Short Term Fund") - 1,302 participant accounts;

             EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                          AND PARTICIPATING SUBSIDIARIES

                           NOTES TO FINANCIAL STATEMENTS
        (All dollar amounts, except per share amounts, are in thousands.)



       (d) in common or capital stocks of selected corporations that are considered by the Trustee to be financially sound but undervalued and currently out of favor (the "Value Equity Fund") - 2,754 participant accounts; or

       (e) in guaranteed interest contracts with insurance companies (or other financial institutions) which generally provide for repayment of amounts deposited, plus accrued interest at predetermined interest rates over a given period of time and in U.S. government and agency securities (the "Assured Interest Fund") - 2,695 participant accounts.

       Contributions invested in the Equity Fund, the Short Term Fund and the Value Equity Fund are invested solely at the discretion of the Trustee, whose performance is subject to review by the Committee. The Committee is required to report to the Board thereon at least annually.

       Investment accounts for matched contributions and for unmatched contributions are maintained for each member; if a member chooses to allocate contributions to more than one Fund, the allocation between Funds within each account must be in multiples of 10% of contributions.

       Any member may as of the first day of any calendar quarter change the investment directive as to his contributions by giving 30 days notice. Any member may transfer as of the first day of any calendar quarter all or part of the amount in his member's accounts in any Fund to another Fund by giving 30 days notice, except that transfers into the Stone & Webster Stock Fund are not permitted and transfers between the Assured Interest Fund and the Short Term Fund are not permitted.

       All Participating Company matching contributions will be invested in the Stone & Webster Stock Fund and amounts in a member's company accounts may not be transferred out of this Fund. Purchases of common stock of the Company may be made by the Trustee in the open market or from private sources (other than from Directors and Officers of the Company) or from treasury shares or authorized but unissued shares, or such stock may be contributed to the Trustee by the Company. It is the understanding of the Company that acquisitions of stock by the Trustee for the Stone & Webster Stock Fund have been made in the open market and from other Company qualified plans, namely the Employee Stock
       Ownership Plan and the Payroll-based Employee Stock Ownership Plan. The Payroll-based Employee Stock Ownership Plan was merged into the Employee Stock Ownership Plan on January 1, 1995. No such acquisitions have been made of treasury shares or authorized but unissued shares, nor has any such stock been contributed by the Company to the Trustee, to the date hereof. In the event that any common stock of the Company is obtained by the Trustee from the Company through purchase or contributions, it is the policy of the Company that such shares be valued for purposes of the Plan at the then current market value of the common stock of the Company. The Stone & Webster Stock Fund is comprised of participant-directed and non participant-directed amounts.
       Participant-directed   amounts  represent  employee  contributions.  Non
       participant-directed amounts represent employer contributions and cannot be transferred out of the Stone & Webster Stock Fund.

           EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED

                        AND PARTICIPATING SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
        (All dollar amounts, except per share amounts, are in thousands.)


    The following table presents Plan investments held at December 31, 1995 and 1994 that represent 5% or more of the net assets available for benefits:

                                             December 31,           December 31,
            Investments at Fair Value            1995                    1994

            Stone & Webster, Incorporated
              Common Stock                      $62,362                 $62,697

            The Chase Manhattan Bank, N.A.
              Temporary Investment Fund
              (Shares held 21,845,049)                                   21,845

            The Chase Manhattan Bank, N.A.
              Domestic Liquidity Fund
              (Shares held 36,191,967)                                   36,192


(5)  Guaranteed Interest Contracts:


     The Assured Interest Fund is administered so that the interest rate earned on all contributions and transfers will be a blended rate, based on the weight average of the different guaranteed interest contracts and government securities in the Fund. This blended rate will vary depending on the amounts invested in future years under the various contracts obtained and on the timing of all investments. The blended interest rate in the Assured Interest Fund was 6.24% and 6.10% at December 31, 1995 and 1994, respectively, and was 6.49% and 6.15% for the years ended December 31, 1995 and 1994, respectively. Guaranteed interest contracts are generally referred to as "guaranteed" contracts because the insurance company or other financial institution issuing the contract agrees to pay an amount equal to the contributions, plus interest at a fixed rate for a given period of time. However, contributions are deposited with the contract issuer and become part of its general assets. The obligation of the contract issuer to make the agreed payments is not secured, and it is not insured or guaranteed by any third party.

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of contracts with insurance companies. The Plan is exposed to credit loss in the event of non-performance by the companies in which those investments are held. The Plan administrator does not anticipate non-performance by any of the insurance companies. The Plan places its guaranteed interest contracts with high-credit quality contracts issuers as measured by independent credit rating companies and, by policy, limits the amount of credit exposure to any one issuer.

(6)  Loans Receivable:

     The Plan contains a loan provision under which employees may borrow as much as 50% of their vested account balance up to a maximum of fifty thousand dollars. The minimum loan is one thousand dollars. The term of loans is a minimum of one year, with a maximum of five years, or fifteen years if used to

              EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                           AND PARTICIPATING SUBSIDIARIES

                            NOTES TO FINANCIAL STATEMENTS
          (All dollar amounts, except per share amounts, are in thousands.)



     purchase a primary residence. The interest rate for loans is the greater of the prime rate at The Chase Manhattan Bank, N.A., plus 1% or the rate payable on 2-3 year Certificates of Deposit at The Chase Manhattan Bank,
     N.A., plus 2%. The loans are collateralized by the balance in the participant's account. Interest rates ranged from 8.75% to 10.00% during 1995.


(7)  Related Party Transactions:

     The following summarizes the purchases of Stone & Webster, Incorporated common stock from the Employee Stock Ownership Plan (ESOP) and the Payroll-based Employee Stock Ownership Plan (PAYSOP) of Stone & Webster, Incorporated and Participating Subsidiaries during 1995 and 1994.


     ========== ----------- ------------------------ --------- =============
       Date of   Number of   Price Used to Value                Purchased
      Purchase    Shares    Purchase           Date    Amount     From
     ========== ----------- ------------------------ --------- =============
      03/10/95     4,233    33 1/4 @       12/31/94    $ 141     ESOP
     ========== ----------- ------------------------ --------- =============
      03/02/94     1,881    27 5/8 @       12/31/93       52     PAYSOP
     ========== ----------- ------------------------ --------- =============
      04/20/94       109    27 5/8 @       12/31/93        3     PAYSOP
     ========== ----------- ------------------------ --------- =============
      06/22/94     1,203    30     @       03/31/94       36     PAYSOP
     ========== ----------- ------------------------ --------- =============
      09/02/94     3,296    32 3/4 @       06/30/94      108     PAYSOP
     ========== ----------- ------------------------ --------- =============
      09/09/94       293    32 3/4 @       06/30/94       10     PAYSOP
     ========== =========== ======================== ========= =============
      11/22/94     2,134    32 1/2 @       09/30/94       69     PAYSOP
     ========== =========== ======================== ========= =============

     Purchase date prices are based on agreements made prior to the end of a calendar quarter between the Plan and the ESOP or the PAYSOP, which generally establish the sale price as the closing market value on the last business day of the quarter preceding the sale.

     The Stone & Webster Stock Fund invests in common shares of Stone & Webster, Incorporated, the ultimate parent of Stone & Webster, Incorporated and Participating Subsidiaries. As such, these transactions qualify as parties-in-interest. The Plan purchased common shares of Stone & Webster, Incorporated amounting to $5,213 and $5,809 during 1995 and 1994, respectively. The Plan sold common shares of Stone & Webster, Incorporated amounting to $9,914 and $9,806 during 1995 and 1994, respectively.

             EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                          AND PARTICIPATING SUBSIDIARIES

                           NOTES TO FINANCIAL STATEMENTS
         (All dollar amounts, except per share amounts, are in thousands.)


(8)  Tax Status:

     The Internal Revenue Service has issued a determination that the Plan, which includes provisions under section 401(k) of the Code, meets the requirements of section 401(a) of the Code and therefore is exempt from Federal income taxes under section 501(a) of the Code.

     The Plan obtained its latest determination letter on July 13, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

(9)  Reconciliation to Form 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.


                                                                      1995
                                                                    ________

           Net Assets Available for Benefits as of December
           31, 1995 as stated in the financial statements           $296,757

           Less:  Distribution payable                               (14,005)
                                                                    ________
           Net Assets Available for Benefits per Form 5500          $282,752
                                                                    ========


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                      1995
                                                                    --------
           Distributions to participants as
             stated in the financial statements                     $ 46,953

           Add:   Amounts allocated to withdrawing
                  participants at December 31, 1995                   14,005

           Less:  Amounts allocated to withdrawing
                  participants at December 31, 1994                  (15,038)
                                                                    --------
           Distributions to participants per the
             Form 5500                                              $ 45,920
                                                                    ========

     Amounts elected to be withdrawn by participants before the Plan's year end but which have not been distributed from the Plan by year end are required to be reported as a liability on form 5500 but are not accrued in the Statement of Net Assets Available for Benefits.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
        (All dollar amounts, except per share amounts, are in thousands.)



(10) Termination and Extension of the Plan:

     It is the desire of the Participating Companies that the Plan continue indefinitely. However, the Company reserves the right to modify or terminate the Plan at any time by action of the Board of Directors of the Company. In the event of a termination of the Plan, all employees' company accounts with respect to contributions made by the Participating Companies not theretofore vested will become vested and will be valued as of the end of the calendar quarter following termination. The Trust will continue after termination of the Plan, and will be administered as if the Plan were otherwise in full force and effect. The amounts in members' accounts will be distributed as determined by the Board. Also, any Participating Company may, with the consent of the Board of Directors of the Company, at any time, modify or discontinue the Plan as to it or as to any segment of its employees.

                                     EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                 AND PARTICIPATING SUBSIDIARIES

                          Form 5500 - Item 27a - Schedule of Assets Held for Investment Purposes at
                                                       December 31, 1995

    AMOUNT/                      % OF                    COST    COST           MARKET    MARKET         ACCRUED          YIELD
    SHARES          ACCT #       MARKET  RATE  MATURITY  PRICE   VALUE          PRICE     VALUE          INCOME        COST   MARKET
- ------------------------------------------------------------------------------------------------------------------------------------
               FIXED INCOME - NON-CONVERTIBLE
                  SPECIAL INVESTMENTS
                    MISCELLANEOUS

                STONE & WEBSTER INC OUTSTANDING LNS                             100.000
       1        *   P 48113      100.00                           5,690,835.51             5,690,835.51

       1           TOTAL MISCELLANEOUS                            5,690,835.51             5,690,835.51

       1           TOTAL SPECIAL INVESTMENTS                      5,690,835.51             5,690,835.51

                  PREFERRED STOCK

                    PUBLIC ISSUES

                ALLIED WASTE INDS INC COM NEW                                     7.125
   81,400.00       P 94901       100.00                     7.70    626,624.00               579,975.00
                FABRI CTRS AMER INC CL A                                         13.250
   13,800.00       P 94901       100.00                     9.60    132,522.12               182,850.00
                NEORX CORP COM                                                    6.375
   21,500.00       P 94901       100.00                     7.30    156,946.90               137,062.50

    116,700        TOTAL     PUBLIC ISSUES                          916,093.02               899,887.50

    116,700        TOTAL    PREFERRED STOCK                         916,093.02               899,887.50

                   CHASE COMMINGLED FUNDS - FIXED

                CMB SHORT INTERM. MAT.   7.551                                   91.359                                          8.2
   55,360.67    *   P 90455      100.00                    93.96  5,201,412.63             5,057,734.01  26,275.83     8.0

   55,360.67       TOTAL CHASE COMMINGLED FUNDS - FIXED           5,201,412.63             5,057,734.01  26,275.83     8.0       8.2

                   INSURANCE CONTRACTS

                ALLSTATE LIFE GIC GA #5662                                      100.000
       1        *   P 94902      100.00  7.65  9/30/99            6,267,868.54             6,267,868.54  39,364.52
                ALLSTATE LIFE INS CO GIC CONTRACT                               100.000
       1        *   P 94902      100.00  6.42  6/29/01            1,026,600.79             1,026,600.79   5,439.66
                BUSINESS MENS ASSURANCE CO OF                                   100.000
       1        *   P 94902      100.00  7.45  3/30/01            2,833,417.28             2,833,417.28  17,344.62
                CANADA LIFE ASSURANCE CO GIC CONTRACT                           100.000
       1        *   P 94902      100.00  4.58  6/30/97            2,649,267.37             2,649,267.37  10,095.45
                COMMONWEALTH GIC CONTRACT(ADA00456FR)                           100.000
       1        *   P 94902      100.00  5.80  6/30/96            3,812,462.10             3,812,462.10  18,249.52
                JOHN HANCOCK LIFE INS CO GIC                                    100.000
       1        *   P 94902      100.00  6.56  6/28/02            3,081,511.14             3,081,511.14  16,673.95
                JOHN HANCOCK MUT LIFE INS CO                                    100.000
       1        *   P 94902      100.00  5.16  9/30/97            1,835,499.24             1,835,499.24   7,860.13
                JOHN HANCOCK MUTUAL LIFE INS CO                                 100.000
       1        *   P 94902      100.00  6.27  3/31/97            5,293,727.61             5,293,727.61  27,412.44
                JOHN HANCOCK MUTUAL LIFE INS CO                                 100.000
       1        *   P 94902      100.00  5.01  6/30/97            1,277,114.54             1,277,114.54  10,149.94
                LIFE OF VIRGINIA GIC CONTRACT                                   100.000
       1        *   P 94902      100.00  5.18 12/31/97            2,936,796.01             2,936,796.01  12,623.84
                LIFE OF VIRGINIA GIC CONT # GS-2612                             100.000
       1        *   P 94902      100.00  6.06  3/31/98            2,792,720.29             2,792,720.29  13,989.94
                LIFE OF VIRGINIA GIC CONTRACT GS-2754                           100.000
       1        *   P 94902      100.00  4.91  6/30/97            4,920,334.85             4,920,334.85  20,071.47
                NEW YORK LIFE GIC CONTRACT GA 30157                             100.000
       1        *   P 94902      100.00  8.03  3/31/00            3,754,738.03             3,754,738.03  24,712.07
                NORTHWESTERN NATL LIFE INS CO GIC                               100.000
       1        *   P 94902      100.00  9.02  6/30/99            1,919,867.34             1,919,867.34  15,052.25
                PRINCIPAL MUTUAL LIFE INS CO GIC                                100.000
       1        *   P 94902      100.00  6.45  6/29/01            1,515,449.15             1,515,449.15   8,044.30
                PRINCIPAL MUT LIFE INS CO GIC 4-693                             100.000
       1        *   P 94902      100.00  7.70 12/31/96            5,126,816.14             5,126,816.14  32,312.96
                PRINCIPAL MUT LIFE INS CO GIC 4-6732                            100.000
       1        *   P 94902      100.00  7.14  9/15/97            2,696,587.11             2,696,587.11  15,797.94
                PROTECTIVE LIFE INS CO GIC CONTRACT                             100.000
       1        *   P 94902      100.00  4.52  9/30/96            3,569,359.47             3,569,359.47  13,390.22
                PROTECTIVE LIFE INS CO GA #1070                                 100.000
       1        *   P 94902      100.00  7.25  6/30/98            1,922,648.95             1,922,648.95  11,431.92
                PRUDENTIAL INS CO AMER GA 5288-213                              100.000
       1        *   P 94902      100.00  5.11 12/31/97            4,188,209.46             4,188,209.46  17,765.22
                PRUDENTIAL INS CO AMER GA 5288-212                              100.000
       1        *   P 94902      100.00  5.54  9/30/96            2,309,502.01             2,309,502.01  10,600.60
                PRUDENTIAL GIC CONTRACT GA 5288-214                             100.000
       1        *   P 94902      100.00  6.12  3/31/98            5,631,352.29             5,631,352.29  28,481.74
                TRANSAMERICA OCCIDENTAL GIC                                     100.000
       1        *   P 94902      100.00  5.35  3/31/96            1,284,692.51             1,284,692.51  17,225.83

      23           TOTAL    INSURANCE CONTRACTS                  72,646,542.22            72,646,542.22 394,090.53

  172,084.67       TOTAL FIXED INCOME - NON-CONVERTIBLE          85,186,927.56            85,027,043.42 420,366.36     0.4      0.4

  172,084.67       TOTAL FIXED INCOME                            85,186,927.56            85,027,043.42 420,366.36     0.4       0.4

                  EQUITIES

                    COMMON STOCK

                   AEROSPACE

                BALL CORP COM             .600                                   27.750                                          2.1
    7,100.00        P 94901      100.00                   26.97     191,489.13              197,025.00                 2.2
                BE AEROSPACE INC COM                                             10.625
   39,600.00        P 94901      100.00                    8.47     335,351.85              420,750.00
                BOEING CO COM            1.000                                   78.375                                          1.2
   25,000.00        P 90454      100.00                   53.69   1,342,140.62            1,959,375.00                 1.8
                ROHR INDS INC COM                                                14.375
   46,100.00        P 94901      100.00                   13.57     625,686.61              662,687.50

    117,800         TOTAL    AEROSPACE                            2,494,668.21            3,239,837.50                 1.1       0.9

                  BUILDING

                CENTEX CORP COM           .200                                   34.750                                          0.5
   10,000.00        P 94901      100.00                   28.70      287,048.00             347,500.00   500.00        0.6
                OWENS CORNING FIBERGLAS CORP COM NEW                             44.875
   35,000.00        P 90454      100.00                   35.95    1,258,137.50           1,570,625.00
                U S HOME CORP NEW COM                                            29.125
   13,000.00        P 94901      100.00                   21.91      284,851.64             378,625.00

    58,000          TOTAL BUILDING                                 1,830,037.14           2,296,750.00   500.00        0.1

                  CHEMICALS

                    SPECIALTY CHEMICALS

                RIBI IMMUNOCHEM RESH INC COM                                      6.063
   24,000.00        P 94901      100.00                    5.85      140,375.00             145,512.00
                TETRA TECHNOLOGIES INC DEL COM                                   17.375
   20,000.00        P 94901      100.00                    8.78      175,625.00             347,500.00
                WMX TECHNOLOGIES INC COM  .600                                   29.750                                          2.0
   55,000.00        P 90454      100.00                   29.86    1,642,206.50           1,636,250.00  8,250.00       2.0
                WESTERN WASTE INDS COM                                           27.375
   10,500.00        P 94901      100.00                   20.31      213,242.89             287,437.50

    109,500       TOTAL    SPECIALTY CHEMICALS                     2,171,449.39           2,416,699.50  8,250.00       1.5       1.3

    109,500       TOTAL  CHEMICALS                                 2,171,449.39           2,416,699.50  8,250.00       1.5       1.3

                  ELECTRICAL/ELECTRONICS

                    ELECTRICAL EQUIPMENT

                EMERSON ELEC CO COM       1.960                                  81.750                                          2.3
   20,000.00        P 90454      100.00                   63.02    1,260,435.00           1,635,000.00                 3.1
                GENERAL ELEC CO COM       1.840                                  72.000                                          2.5
   14,000.00        P 90454      100.00                   52.84      739,790.00           1,008,000.00  6,440.00       3.4
                HEALTHDYNE INFORMATION ENTERPRISES                                2.313
   32,200.00        P 94901      100.00                    0.51       16,325.06             74,478.60
                KUHLMAN CORP COM DEL       .600                                  12.500                                          4.8
   26,555.00        P 94901      100.00                    7.53      200,054.39             331,937.50  3,983.25       7.9
                MAGNETEK INC COM                                                  8.125
   22,000.00        P 94901      100.00                    8.68      190,850.00             178,750.00
                THOMAS INDS INC COM        .400                                  23.500                                          1.7
   13,000.00        P 94901      100.00                   15.30      198,900.00             305,500.00  1,300.00       2.6
                WESTINGHSE ELEC CORP COM   .200                                  16.375                                          1.2
  140,000.00        P 90454      100.00                   14.92    2,089,025.00           2,292,500.00                 1.3

    267,755       TOTAL    ELECTRICAL EQUIPMENT                    4,695,379.45           5,826,166.10  11,723.25      2.4       1.9

                    ELECTRONICS

                GENERAL DATACOMM INDS INC COM                                    17.125
   11,000.00        P 94901      100.00                   16.99      186,931.80             188,375.00
                GENRAD INC COM                                                    9.750
   24,000.00        P 94901      100.00                    7.68      184,340.00             234,000.00
                MOTOROLA INC COM           .400                                  57.000                                          0.7
    5,000.00        P 90454      100.00                   58.72      293,612.50             285,000.00    500.00       0.6
                NORAND CORP COM                                                  11.750
   14,000.00        P 94901      100.00                   13.13      183,750.00             164,500.00
                SCIENTIFIC ATLANTA INC COM .060                                  15.000                                          0.4
   13,100.00        P 94901      100.00                   14.79      193,743.76             196,500.00                 0.4
                TEXAS INSTRS INC CAP       .680                                  51.500                                          1.3
   14,000.00        P 90454      100.00                   76.51    1,071,174.00             721,000.00  2,380.00       0.8

    81,100          TOTAL    ELECTRONICS                           2,113,552.06           1,789,375.00  2,880.00       0.5       0.6

   348,855          TOTAL  ELECTRICAL/ELECTRONICS                  6,808,931.51           7,615,541.10 14,603.25       1.8       1.6

                    FINANCIAL SERVICES

                      BANKS & FINANCIAL CONPANIES

                BANK NEW YORK INC COM     1.440                                  48.750                                          2.9
   30,000.00        P 90454      100.00                   34.94    1,048,050.00           1,462,500.00                 4.1
                BANKNORTH GRP INC DEL COM  .920                                  38.500                                          2.3
   23,900.00        P 94901      100.00                   14.06      336,150.00             920,150.00                 6.5
                CALIFORNIA FED BK A FED SVGS ANGELES                             15.750
   64,000.00        P 94901      100.00                   13.02      833,521.54           1,008,000.00
                CALIFORNIA FED BK GOODWILL CERTIF LOS                             4.938
    4,600.00        P 94901      100.00                    4.30       19,802.62              22,714.80
                CHASE MANHTTN CORP COM    1.800                                  60.375                                          2.9
   40,000.00        P 90454      100.00                   51.73    2,069,197.50           2,415,000.00                 3.4
                COAST SVGS FINL INC COM                                          34.625
   32,500.00        P 94901      100.00                   23.12      751,408.63           1,125,312.50
                COTT CORP QUE COM          .073                                   5.500                                          1.3
   34,000.00        P 94901      100.00                    5.69      193,375.00             187,000.00                 1.2
                DIME BANCORP INC NEW COM                                         11.625
  100,900.00        P 94901      100.00                    9.03      910,902.50           1,172,962.50
                GLENDALE FED BK FED SVGS BK CALIF COM                            17.625
   63,500.00        P 94901      100.00                   13.58      862,495.20           1,119,187.50
                HIBERNIA CORP CLASS A      .280                                  10.750                                          2.6
   38,000.00        P 94901      100.00                    8.59      326,409.17             408,500.00                 3.2
                INDEPENDENT BK MASS COM    .200                                   7.375                                          2.7
   43,000.00        P 94901      100.00                    6.31      271,235.00             317,125.00  2,150.00       3.1
                NORTH FORK BANC INC NY COM .600                                  25.250                                          2.3
   22,000.00        P 94901      100.00                    8.56      188,337.60             555,500.00                 7.0
                POUGHKPSE SV BK FSB NY COM .080                                   5.250                                          1.5
   33,000.00        P 94901      100.00                    4.75      156,750.00             173,250.00                 1.6
                RIGGS NATL CORP WASH D C COM                                     13.000
   48,800.00        P 94901      100.00                   10.36      505,506.49             634,400.00
                SFFED CORP COM             .200                                  31.688                                          0.6
   14,000.00        P 94901      100.00                   15.76      220,625.00             443,632.00                 1.2
                SUMMIT BANCORPORATION COM  .840                                  31.500                                          2.6
   14,300.00        P 94901      100.00                   12.60      180,125.00             450,450.00                 6.6
                VT FINL SVCS CORP COM DEL 1.000                                  34.563                                          2.8
   12,000.00        P 94901      100.00                   16.33      196,000.20             414,756.00                 6.1

    618,500       TOTAL    BANKS & FINANCIAL COMPANIES             9,069,891.45          12,830,440.30  2,150.00       2.2       1.5

                    BROKERAGE FIRM

                DUKE RLTY INV INC COM NEW 1.960                                  31.375                                          6.2
   10,500.00        P 94901      100.00                   26.90     282,401.70             329,437.50                  7.2

    10,500        TOTAL   BROKERAGE FIRM                            282,401.70             329,437.50                  7.2       6.2

                    INSURANCE - MULTIPLE LINE

                AFLAC INC COM              .520                                  43.500                                          1.1
   67,500.00        P 90454      100.00                   16.06   1,084,195.80           2,936,250.00                  3.2
                BERKLEY W R CORP COM       .480                                  53.750                                          0.8
    6,100.00        P 94901      100.00                   48.39     295,187.50             327,875.00                  0.9
                ST PAULS COS INC COM      1.600                                  55.625                                          2.8
   35,000.00        P 90454      100.00                   45.41   1,589,224.50           1,946,875.00  14,000.00       3.5

    108,600       TOTAL    INSURANCE - MULTIPLE LINE              2,968,607.80           5,211,000.00  14,000.00       3.1       1.8

                    OTHER FINANCE COMPANIES

                AMERICREDIT CORP COM                                             13.625
   56,500.00        P 94901      100.00                    6.15     347,715.35             769,812.50
                ANTEC CORP COM                                                   18.000
   11,000.00        P 94901      100.00                   17.42     191,617.80             198,000.00
                CWM MTG HLDGS INC COM     1.320                                  17.000                                          7.7
   64,000.00        P 94901      100.00                   12.14     777,087.90           1,088,000.00                 10.8
                CAPSTEAD MTG CORP COM     2.240                                  22.875                                          9.7
   23,850.00        P 94901      100.00                   20.36     485,536.95             545,568.75                 11.0
                FREMONT GEN CORP COM       .800                                  36.750                                          2.1
   75,680.00        P 90454      100.00                   12.06     912,642.42           2,781,240.00  15,136.00       6.6
                LAWYERS TITLE CORP COM     .200                                  19.125                                          1.0
   36,500.00        P 94901      100.00                    7.93     289,448.73             698,062.50                  2.5
                PROXIMA CORP COM                                                 22.125
   10,500.00        P 94901      100.00                   19.78     207,665.00             232,312.50
                READING & BATES CORP COM NEW                                     15.000
   68,500.00        P 94901      100.00                    9.09     622,511.30           1,027,500.00

    346,530         TOTAL    OTHER FINANCE COMPANIES              3,834,225.45           7,340,496.25  15,136.00       5.3       2.8

  1,084,130         TOTAL  FINANCIAL SERVICES                    16,155,126.40          25,711,374.05  31,286.00       3.2       2.0

                  FOOD/HOUSEHOLD PRODUCTS

                    BEVERAGES & TOBACCO

                PEPSICO INC COM           .800                                   55.875                                          1.4
   20,000.00        P 90454      100.00                   52.12   1,042,450.00           1,117,500.00  4,000.00        1.5

    20,000          TOTAL    BEVERAGES & TOBACCO                  1,042,450.00           1,117,500.00  4,000.00        1.5       1.4

                  HOUSEHOLD PRODUCTS

                LECHTERS INC COM                                                  6.438
   35,000.00        P 94901      100.00                    6.13     214,375.00             225,330.00

    35,000          TOTAL    HOUSEHOLD PRODUCTS                     214,375.00             225,330.00

    55,000          TOTAL  FOOD/HOUSEHOLD PRODUCTS                1,256,825.00           1,342,830.00  4,000.00        1.2       1.1

                    FUELS

                      DOMESTIC OILS

                ATLANTC RCHFLD CO COM DE 5.500                                  110.750                                          4.9
   10,000.00        P 90454      100.00                   98.69     986,937.50           1,107,500.00                  5.5
                OCCIDENTAL PET CORP COM  1.000                                   21.375                                          4.6
   60,000.00        P 90454      100.00                   21.52   1,291,100.00           1,282,500.00  15,000.00       4.6
                ORYX ENERGY CO COM                                               13.375
   17,500.00        P 94901      100.00                   13.56     237,300.00             234,062.50

    87,500          TOTAL    DOMESTIC OILS                        2,515,337.50           2,624,062.50  15,000.00       4.5       4.3

                    INTERNATIONAL OILS

                GULF CDA RES LTD ORD                                              4.125
   60,000.00         P 94901      100.00                   5.06     303,600.00             247,500.00

    60,000          TOTAL    INTERNATIONAL OILS                     303,600.00             247,500.00

                    OILS SERVICE

                ANADARKO PETE CORP COM    .300                                   54.125                                          0.5
   30,000.00         P 90454      100.00                   44.31  1,329,439.09           1,623,750.00                  0.6
                BAKER HUGHES INC COM      .460                                   24.375                                          1.8
   60,000.00         P 90454      100.00                   22.39  1,343,260.00           1,462,500.00                  2.0
                BENTON OIL & GAS CO COM                                          15.000
  112,100.00         P 94901      100.00                   11.65  1,306,080.11           1,681,500.00
                GLOBAL MARINE INC COM NEW                                         8.750
  185,500.00         P 94901      100.00                    4.30    797,739.91           1,623,125.00
                NL INDS INC COM NEW                                              12.125
   33,000.00         P 94901      100.00                   11.48    378,680.00             400,125.00
                NABORS INDS INC COM                                              11.250
   31,000.00         P 94901      100.00                    7.29    226,064.55             348,750.00
                NOBLE DRILLING CORP COM                                           9.000
  131,000.00         P 94901      100.00                    7.62    998,477.60           1,179,000.00
                SONAT OFFSHR DRLG INC COM .240                                   44.750                                          0.5
   15,600.00         P 94901      100.00                   30.54    476,481.45             698,100.00                  0.7
                SWIFT ENERGY CO COM                                              12.000
   19,000.00         P 94901      100.00                   12.56    238,640.00             228,000.00

    617,200         TOTAL    OILS SERVICE                         7,094,862.71           9,244,850.00                  0.5       0.4

    764,700         TOTAL  FUELS                                  9,913,800.21          12,116,412.50  15,000.00       1.5       1.2

                    HEALTH/PERSONAL CARE

                      DRUGS

                ABBOTT LABS COM           .840                                   41.625                                          2.0
   50,000.00        P 90454      100.00                    32.04   1,601,810.00          2,081,250.00                  2.6
                AMYLIN PHARMACEUTICALS INC COM                                    9.500
   18,700.00        P 94901      100.00                     8.11     151,727.50            177,650.00
                BINDLEY WSTN INDS INC COM .080                                   17.000                                          0.4
   15,800.00        P 94901      100.00                    15.35     242,542.50            268,600.00                  0.5
                IDEC PHARMACEUTICALS CORP COM                                    19.500
   15,200.00        P 94901      100.00                     7.92     120,329.95            296,400.00
                MERCK & CO INC COM       1.360                                   65.625                                          2.0
   25,000.00        P 90454      100.00                    49.55   1,238,776.50          1,640,625.00  8,500.00        2.7

    124,700         TOTAL    DRUGS                                 3,355,186.45          4,464,525.00  8,500.00        2.3       1.7

                    HOSPITAL SERVICE

                AMSCO INTL INC COM                                               14.875
   12,000.00        P 94901      100.00                    11.16     133,898.66            178,500.00
                CENTOCOR INC COM                                                 30.875
   20,500.00        P 94901      100.00                    14.59     299,166.18            632,937.50
                HEALTHDYNE INC COM                                                8.625
   32,200.00        P 94901      100.00                     3.34     107,596.51            277,725.00
                HEALTHDYNE TECHNOLOGIES INC COM                                  11.500
   19,124.00        P 94901      100.00                     7.96     152,236.89            219,926.00
                JOHNSON & JOHNSON COM    1.320                                   85.500                                          1.5
   30,000.00        P 90454      100.00                    54.28   1,628,459.00          2,565,000.00                  2.4
                SUNRISE MED INC COM                                              18.500
   12,200.00        P 94901      100.00                    16.13     196,748.18            225,700.00
                TOKOS MED CORP DEL COM                                            9.125
   19,000.00        P 94901      100.00                     9.00     170,991.00            173,375.00
                US HEALTHCARE INC COM    1.100                                   46.500                                          2.3
   15,000.00        P 90454      100.00                    41.41     621,160.50            697,500.00                  2.6

    160,024         TOTAL    HOSPITAL SERVICE                      3,310,256.92          4,970,663.50                  1.6       1.1

    284,724         TOTAL  HEALTH/PERSONAL CARE                    6,665,443.37          9,435,188.50  8,500.00        2.0       1.4

                    LEISURE/COMMUNICATIONS

                      BROADCASTING & PUBLISHING

                BAY NETWORKS INC COM                                             41.125
   45,000.00        P 90454      100.00                    12.92     581,250.00          1,850,625.00
                JOSTENS INC COM $0.33 1/3 PV .880                                24.250                                          3.6
   14,500.00        P 94901      100.00                    20.16     292,375.00            351,625.00                  4.3
                TELECOMMUNCATIONS INC SERIES A TCI                               19.875
   80,000.00        P 90454      100.00                    16.28   1,302,521.25          1,590,000.00
                TELE COMMUNICATIONS INC NEW COM                                  26.875
   20,000.00        P 90454      100.00                    20.85     416,978.75            537,500.00

    159,500         TOTAL    BROADCASTING & PUBLISHING             2,593,125.00          4,329,750.00                  0.4       0.2

                      FOOD SERVICE & LODGING

                COOKER REST CORP COM NEW .050                                    11.250                                          0.4
   24,500.00        P 94901      100.00                    11.92     292,065.84            275,625.00                  0.4

    24,500          TOTAL    FOOD SERVICE & LODGING                  292,065.84            275,625.00                  0.4       0.4

   184,000          TOTAL  LEISURE/COMMUNICATIONS                  2,885,190.84          4,605,375.00                  0.4       0.3

                  MACHINERY

                    CONSTRUCTION & MATERIAL

                CATERPILLAR INC COM DEL 1.400                                    58.750                                          2.3
   12,000.00        P 90454      100.00                    58.50     701,970.00            705,000.00                  2.3
                DEERE & CO COM           .800                                    35.250                                          2.2
   30,000.00        P 90454      100.00                    22.90     686,850.00          1,057,500.00  6,000.00        3.4
                STONE & WEBSTER INC COM  .600                                    35.875                                          1.6
1,738,322.00        P 90453      100.00                    26.63  46,283,724.83         62,362,301.75 260,748.30       2.2
                WYMAN GORDON CO COM                                              13.750
   51,000.00        P 94901      100.00                     8.89     453,336.20            701,250.00

   1,831,322        TOTAL    CONSTRUCTION & MATERIAL              48,125,881.03         64,826,051.75 266,748.30       2.2       1.6

                      INDUSTRIAL

                ALBANY INTL CORP NEW CL A .400                                   18.125                                          2.2
   11,840.00        P 94901      100.00                    22.53     266,762.08            214,600.00  1,184.00        1.7
                CASE CORP COM             .200                                   45.750                                          0.4
   43,000.00        P 90454      100.00                    34.53   1,484,782.50          1,967,250.00  2,150.00        0.5
                ENSCO INTL INC COM                                               23.000
   62,000.00        P 94901      100.00                    11.86     735,627.05          1,426,000.00
                IMO INDS INC COM                                                  6.875
   30,200.00        P 94901      100.00                     7.60     229,476.93            207,625.00
                LONE STAR INDS COM NEW    .200                                   25.000                                          0.8
   16,100.00        P 94901      100.00                    21.83     351,491.00            402,500.00                  0.9
                SUNDSTRAND CORP COM      1.200                                   70.375                                          1.7
   35,000.00        P 90454      100.00                    61.41   2,149,208.20          2,463,125.00                  1.9
                USA WASTE SVCS INC COM DEL                                       18.875
   48,000.00        P 94901      100.00                    17.04     817,887.29            906,000.00

    246,140         TOTAL    INDUSTRIAL                            6,035,235.05          7,587,100.00  3,334.00        0.9       0.7

  2,077,462         TOTAL  MACHINERY                              54,161,116.08         72,413,151.75 270,082.30       2.1       1.5

                    METALS

                      ALUMINUM

                KAISER ALUM CORP COM                                             13.125
   20,000.00        P 94901      100.00                    14.61     292,159.50            262,500.00

    20,000          TOTAL    ALUMINUM                                292,159.50            262,500.00

                      OTHER METALS

                OREGON METALLURGICAL CORP COM                                    11.375
   38,000.00        P 94901      100.00                     8.79     334,062.50            432,250.00
                RMI TITANIUM CO COM NEW                                           8.000
   35,500.00        P 94901      100.00                     7.83     277,891.84            284,000.00
                TREMONT CORP DEL COM                                             16.625
   23,500.00        P 94901      100.00                    16.77     394,160.20            390,687.50

    97,000          TOTAL    OTHER METALS                          1,006,114.54          1,106.937.50

                      STEEL

                ARMCO INC COM                                                     5.875
   35,000.00        P 94901      100.00                     5.56     194,474.00            205,625.00
                SPS TECHNOLOGIES INC COM                                         53.375
    9,400.00        P 94901      100.00                    37.59     353,331.90            501,725.00

     44,400         TOTAL    STEEL                                   547,805.90            707,350.00

    161,400         TOTAL  METALS                                  1,846,079.94          2,076,787.50

                    OFFICE EQUIPMENT

                      COMPUTERS

                APPLIED DIGITAL ACCESS INC COM                                   11.750
   18,000.00        P 94901      100.00                    12.11     218,054.00            211,500.00
                COMPUTERVISION CORP NEW COM                                      15.250
   47,300.00        P 94901      100.00                     7.46     352,774.12            721,325.00
                EMC CORP MASS COM                                                15.375
   30,000.00        P 90454      100.00                    23.69     710,550.00            461,250.00
                INACOM CORP COM                                                  14.125
   84,500.00        P 94901      100.00                    13.27   1,121,242.70          1,193,562.50
                INFORMATION RES INC COM                                          12.375
   34,300.00        P 94901      100.00                    13.23     453,781.73            424,462.50
                IBM CORP COM              1.000                                  91.375                                          1.0
   20,000.00        P 90454      100.00                    91.53   1,830,560.00          1,827,500.00                  1.0
                MARCAM CORP COM                                                  15.250
    2,700.00        P 94901      100.00                    14.23      38,423.29             41,175.00
                NOVELL INC COM                                                   14.250
   85,000.00        P 90454      100.00                     7.07     601,140.00          1,211,250.00
                PYXIS CORP COM                                                   14.625
   62,000.00        P 94901      100.00                    14.96     927,389.10            906,750.00
                SYSTEMS & COMPUTER TECHNOLOGY CORP                               19.875
    2,500.00        P 94901      100.00                    19.50      48,750.00             49,687.50

    386,300         TOTAL    COMPUTERS                             6,302,664.94          7,048,462.50                  0.3       0.2

                      OFFICE EQUIPMENT

                XEROX CORP COM            3.000                                 137.000                                          2.1
   5,000.00         P 90454      100.00                   105.95     529,731.66            685,000.00  3,750.00        2.8

     5,000          TOTAL    OFFICE EQUIPMENT                        529,731.66            685,000.00  3,750.00        2.8       2.1

    391,300         TOTAL OFFICE EQUIPMENT                         6,832,396.60          7,733,462.50  3,750.00        0.5       0.4

                    PUBLIC UTILITIES

                      TELEPHONE

                AT&T CORP COM             1.320                                  64.750                                          2.0
   30,000.00        P 90454      100.00                    52.33   1,569,800.00          1,942,500.00  9,900.00        2.5
                WORLDCOM INC GA COM                                              35.250
   25,000.00        P 90454      100.00                    32.13     803,125.00            881,250.00

    55,000          TOTAL    TELEPHONE                             2,372,925.00          2,823,750.00  9,900.00        1.6       1.4

    55,000          TOTAL  PUBLIC UTILITIES                        2,372,925.00          2,823,750.00  9,900.00        1.6       1.4

                    RETAIL MERCHANDISING

                      CHAIN STORES (NON FOOD)

                FINGERHUT COS INC COM     .160                                   13.875                                          1.1
   23,400.00        P 94901      100.00                    15.27     357,261.35            324,675.00                  1.0
                TOYS R US COM                                                    21.750
   60,000.00        P 90454      100.00                    23.05   1,383,240.00          1,305,000.00
                WAL MART STORES INC COM   .200                                   22.250                                          0.8
   60,000.00        P 90454      100.00                     9.17     550,446.00          1,335,000.00  3,000.00        2.1

   143,400          TOTAL    CHAIN STORES (NON FOOD)               2,290,947.35          2,964,675.00  3,000.00        0.6       0.5

                      DEPARTMENT STORES

                CATHERINES STORES CORP COM TN                                     8.250
   35,500.00        P 94901      100.00                    10.25     363,783.04            292,875.00
                FEDERATED DEPT STORES INC DEL COM                                27.250
   66,000.00        P 90454      100.00                    24.58   1,621,960.00          1,798,500.00
                GOODYS FAMILY CLOTHING INC COM                                    8.750
   33,500.00        P 94901      100.00                    10.05     336,618.41            293,125.00
                TJX COS COM               .280                                   18.875                                          1.4
    9,500.00        P 94901      100.00                    15.05     142,975.00            179,312.50                  1.8
                VONS COS INC COM                                                 28.250
   17,500.00        P 94901      100.00                    17.76     310,793.20            494,375.00

    162,000         TOTAL    DEPARTMENT STORES                     2,776,129.65          3,058,187.50                  0.1

                      SPECIALTY STORES

                FABRI CTRS AMER INC CL B NON VTG                                 10.750
   17,100.00        P 94901      100.00                     9.47     161,973.26            183,825.00
                PIER 1 IMPORTS INC COM    .160                                   11.375                                          1.4
                    P 94901
                PRICE / COSTCO INC COM                                           15.250
   70,000.00        P 90454      100.00                    20.88   1,461,530.00          1,067,500.00
                SPIEGEL INC CL A NON VTG                                          6.875
   18,000.00        P 94901      100.00                     7.96     143,345.60            123,750.00

    105,100         TOTAL    SPECIALTY STORES                      1,766,848.86          1,375,075.00

    410,500         TOTAL  RETAIL MERCHANDISING                    6,833,925.86          7,397,937.50  3,000.00       0.2        0.2

                    TEXTILE/APPAREL

                      APPAREL MANUFACTURES

                JONES APPAREL GROUP INC COM                                      39.375
   50,000.00        P 90454      100.00                    25.17   1,258,599.00          1,968,750.00
                RUSSELL CORP COM          .480                                   27.750                                          1.7
   40,000.00        P 90454      100.00                    30.17   1,206,850.00          1,110,000.00                  1.5
                SALANT CORP COM DELAWARE                                          3.875
   21,900.00        P 94901      100.00                     5.45     119,264.00             84,862.50

    111,900         TOTAL    APPAREL MANUFACTURES                  2,584,713.00          3,163,612.50                  0.7       0.6

                      TEXTILE PRODUCERS

                NORTEK INC COM DELAWARE                                          11.750
   34,000.00        P 94901      100.00                     6.52     221,615.94            399,500.00

     34,000         TOTAL    TEXTILE PRODUCERS                       221,615.94            399,500.00

    145,900         TOTAL  TEXTILE/APPAREL                         2,806,328.94          3,563,112.50                  0.6       0.5

                    TRANSPORTATION

                      AIR LINES

                AMERICA WEST AIRLS INC CL B                                      17.000
   20,000.00        P 94901      100.00                    10.44     208,700.00            340,000.00
                MESA AIRLS INC COM                                                9.000
   22,000.00        P 94901      100.00                     9.85     216,726.95            198,000.00
                WORLDCORP INC COM                                                10.000
  166,700.00        P 94901      100.00                    11.06   1,844,054.90          1,667,000.00

    208,700         TOTAL    AIRLINES                              2,269,481.85          2,205,000.00

    208,700         TOTAL  TRANSPORTATION                          2,269,481.85          2,205,000.00

                    MISCELLANEOUS

                ADDINGTON RES INC COM                                            14.625
   41,000.00        P 94901      100.00                    13.76     563,999.70            599,625.00
                CHAUS BERNARD INC COM                                             3.625
   45,600.00        P 94901      100.00                     5.51     251,440.75            165,300.00
                CYTOGEN CORP COM                                                  5.250
   26,000.00        P 94901      100.00                     5.50     143,000.00            136,500.00
                DONNKENNY INC DEL COM                                            18.125
   21,000.00        P 94901      100.00                    11.93     250,427.10            380,625.00
                DUAL DRILLING CO COM                                             11.375
    2,000.00        P 94901      100.00                    11.15      22,290.00             22,750.00
                EDUCATION ALTERNATIVES INC COM                                    4.500
   59,200.00        P 94901      100.00                     4.79     283,757.00            266,400.00
                ELJER INDS INC COM                                               10.750
   15,000.00        P 94901      100.00                    11.43     171,462.40            161,250.00
                FAIRCHILD CORP CL A                                               8.500
  133,200.00        P 94901      100.00                     5.42     722,445.50          1,132,200.00
                FIBREBOARD CORP NEW COM                                          22.375
   25,800.00        P 94901      100.00                    12.74     328,716.28            577,275.00
                FINISH LINE INC CL A                                              7.500
   24,200.00        P 94901      100.00                     9.24     223,560.00            181,500.00
                GENLYTE GROUP INC COM                                             6.750
   24,500.00        P 94901      100.00                     6.66     163,250.00            165,375.00
                GLOBAL INDL TECHNOLOGIES INC COM                                 18.875
   17,840.00        P 94901      100.00                    12.90     230,192.79            336,730.00
                HEXCEL CORP NEW COM                                              11.250
   48,500.00        P 94901      100.00                     6.80     329,853.55            545,625.00
                HUNTCO INC CL A          .120                                    15.375                                          0.7
    5,000.00        P 94901      100.00                    13.99      69,959.00             76,875.00                  0.8
                IDEON GROUP INC COM      .200                                    10.125                                          1.9
   35,000.00        P 94901      100.00                     8.18     286,405.00            354,375.00                  2.4
                INSITUFORM TECHNOLOGIES INC CL A                                 11.625
   23,500.00        P 94901      100.00                    14.97     351,874.55            273,187.50
                JACKPOT ENT INC COM      .320                                    11.625                                          2.7
   15,000.00        P 94901      100.00                    10.20     152,977.50            174,375.00                  3.1
                LESLIES POOLMART COM                                             14.000
   21,030.00        P 94901      100.00                     8.93     187,755.27            294,420.00
                MARINE DRILLING COS INC COM PAR $0.01                             5.125
   69,700.00        P 94901      100.00                     4.83     336,939.00            357,212.50
                NBTY INC COM                                                      4.750
   45,000.00        P 94901      100.00                     6.41     288,572.90            213,750.00
                POWER CTL TECHNOLOGIES INC COM                                    8.000
   43,000.00        P 94901      100.00                     7.91     340,298.26            344,000.00
                SOFAMOR / DANEK GROUP INC COM                                    28.375
   12,000.00        P 94901      100.00                    24.15     289,786.60            340,500.00
                SUMMA FOUR INC COM                                               13.375
   10,000.00        P 94901      100.00                    12.63     126,250.00            133,750.00
                TELXON CORP COM         .010                                     22.625
   17,150.00        P 94901      100.00                    11.13     190,914.17            388,018.75
                WESTCORP INC (CALIF.)   .360                                     18.500                                          1.9
   52,450.00        P 94901      100.00                    12.43     651,804.55            970,325.00                  2.8

     832,670      TOTAL    MISCELLANEOUS                           6,957,931.87          8,591,943.75                  0.4       0.3

   7,289,641        TOTAL    COMMON STOCK                        134,261,658.21        175,585,153.65 368,871.55       1.7       1.3

                    CHASE COMMINGLED FUNDS - EQUITY

                CMB MED CAP EQUITY FD  9.814                                   1071.285                                          0.9
   5,831.52     *   P 90454      100.00                   567.82   3,311,262.37          6,247,223.42   5,675.88       1.7
                CMB SM CAP GROWTH FD  10.112                                   1230.243                                          0.8
   2,667.66     *   P 90454      100.00                   748.53   1,996,821.50          3,281,871.11   2,328.57       1.3

   8,499.18         TOTAL CHASE COMMINGLED FUNDS-EQUITY            5,308,083.87          9,529,094.53   8,004.45       1.5       0.8

 7,298,140.18       TOTAL  EQUITIES                              139,569,742.08        185,114,248.18 376,876.00       1.7       1.3

 7,470,224.85       TOTAL  PERMANENTLY INVESTED FUNDS            224,756,669.64        270,141,291.60 797,242.36       1.2       1.0

                    TEMPORARY INVESTMENTS

                      CHASE TEMPORARY INVESTMENT FUNDS

                CHASE BANK TEMPORARY INVESTMENT FUND                            100.000
   384,077.78   *   P 90453        3.60                     1.00     384,077.78            384,077.78
 1,186,159.21   *   P 90454       11.14                     1.00   1,186,159.21          1,186,159.21
 9,070,043.21   *   P 90455       85.24                     1.00   9,070,043.21          9,070,043.21

 10,640,280.20      TOTAL                                 100.00  10,640,280.20         10,640,280.20

                CHASE BK DOMESTIC LIQUIDITY FD                                  100.000
 8,566,480.05   *   P 94901        62.86                    1.00   8,566,480.05          8,566,480.05
 5,059,241.19   *   P 94902        37.13                    1.00   5,059,241.19          5,059,241.19

 13,625,721.24      TOTAL                                 100.00  13,625,721.24         13,625,721.24

 24,266,001.44      TOTAL    CHASE TEMP INVST FUNDS               24,266,001.44         24,266,001.44

                      TREASURY BILLS

                UNITED STATES TREASURY BILL    06/20/96                          97.658                                          4.9
  150,000.00        P 94901      100.00                     0.97     146,159.04            146,487.00

    150,000         TOTAL    TREASURY BILLS                          146,159.04            146,487.00

 24,416,001.44      TOTAL    TEMPORARY INVESTMENTS                24,412,160.48         24,412,488.44

 31,886,226.29      TOTAL    INVSTS CONTRACT POSITION            248,436,785.94        293,821,735.86           797,242.36

                    CASH                                              15,851.73             15,851.73

                    TRADE RECEIVABLE                               2,653,708.94          2,653,708.94
                    TRADE PAYABLES                                  -317,345.60           -317,345.60

                    CASH PLUS TRADE REC/(PAYABLES)                 2,352,215.07          2,352,215.07

                    EX-DIVIDEND                                      376,876.00            376,876.00
                    ACCURALS                                         420,366.36            420,366.36

                    INCREMENT                                            327.96

                    TOTAL INCOME RECEIVABLE                          797,570.32            797,242.36

                    TOTAL ASSETS CONTRACT POSITION               251,586,571.33        296,971,193.29

                    NET ASSETS CONTRACT POSITION                 251,586,571.33        296,971,193.29
- ----------------------------------------------------------------------------------------------------------------------------




                      EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED AND PARTICIPATING SUBSIDIARIES
                   FORM 5500 - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995

                                  (All dollar amounts, except per share amounts, are in thousands.)

                     Description of Asset (Including                           Expense
Identity of Party     rate and maturity in case of a  Purchase  Selling Lease  Incurred with  Cost       Current Value   Net Gain
Involved (Note 1)               Loan)                   Price    Price  Rental Transactions   of Asset     of Asset      or (Loss)

The Chase Manhattan  371 Transactions - Temporary     $100.00      -        -         -       $47,190        $47,190        -0-
Bank, N.A.           Investment Fund

The Chase Manhattan  169 Transactions - Temporary        -      $100.00     -         -       $58,395        $58,395        -0-
Bank, N.A.           Investment Fund

The Chase Manhattan  236 Transactions - Domestic      $100.00      -        -         -       $42,320        $42,320        -0-
Bank, N.A.           Liquidity Fund

The Chase Manhattan  165 Transactions - Domestic         -      $100.00     -         -       $64,886        $64,886        -0-
Bank, N.A.           Liquidity Fund


Notes:

1.  All orders placed by the Chase Manhattan Bank, N.A., Trustee under the Employee Investment Plan of
    Stone & Webster, Incorporated and Participating Subsidiaries.

             EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                          AND PARTICIPATING SUBSIDIARIES

             Form 5500 - Item 27e - Schedule of Nonexempt Transactions
                       for the year ended December 31, 1995

                      (All dollar amounts are in thousands.)


                                      Purchases       Sales       Expenses
  Name             Affiliation        Cost       Sales    Gain/   Incurred
                                                 Price    Loss
- ----------------   -----------------  ---------  ---------------  --------
Stone & Webster,   Ultimate Parent    $5,213     $9,914   $1,909     $   -
  Incorporated     of Stone &
  Common Stock     Webster,
                   Incorporated
                   and Participating
                   Subsidiaries

                                        COOPERS & LYBRAND L.L.P.
                                        certified public accountants



                         CONSENT OF INDEPENDENT ACCOUNTANTS

                                      ________



          We consent to the incorporation by reference in the Registration Statement of Stone & Webster, Incorporated and Participating Subsidiaries on Form S-8 (File No. 33-23594) of our report dated June 14, 1996, on our audits of the statements of net assets available for benefits of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits and supplemental schedules for the year ended December 31, 1995, which report is included in this Annual Report on Form 11-K for the year ended December 31, 1995.



                                     /s/  COOPERS & LYBRAND L.L.P.



          New York, New York
          June 27, 1996